EXHIBIT 99.3

INFORMATION FOR SHAREHOLDERS

Please keep this booklet for future reference

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GENERAL INFORMATION

Registrars
Lloyds TSB Registrars maintain the Register of Members of the Company. If you have any queries concerning your shareholding, or if any of your details change, please contact the Registrars (quoting ref. no. 1201):

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
Telephone 0870 600 3977

Matters for the Registrar’s attention include:

>	change of address
>	change of name
>	loss of share certificate
>	unclaimed dividends
>	loss of dividend warrant or tax voucher
>	change of dividend mandate details or new mandate
>	amalgamation of multiple accounts
>	death of a shareholder

Payment of Dividends into your Bank Account
Generally, two dividends are paid each year, an interim in December and a final shortly after the Annual General Meeting.

Shareholders may arrange to have their dividends paid directly into their bank account. Cleared funds are provided on the payment date and the relevant tax voucher is sent to the shareholder’s registered address. There is a mandate form with this booklet.

Unilever Corporate ISA
Unilever sponsors an Individual Savings Account (‘ISA’) which is managed by Lloyds TSB Registrars, enabling Unilever shares to be held in a tax-advantageous manner. For further details please telephone 0870 242 4244.

Sharedealing Service
Barclays Stockbrokers Limited offer a competitively priced execution-only sharedealing service – available on both a telephone and a postal basis – for existing and potential Unilever PLC shareholders. Full details of the service and the relevant forms can be obtained from them at the address given below. Please note that the telephone service is available only to United Kingdom residents.

Barclays Stockbrokers Limited, Client Service Department
Tay House, 300 Bath Street, Glasgow G2 4LH
Telephone 0845 777 7400

Lines are open from 8.00am to 6.00pm Monday to Friday, excluding bank holidays, and 9.00am to 1.00pm on Saturday. Calls are charged at local rates; you can use this number only if you are calling from the UK. For your security all calls are recorded and randomly monitored.

Barclays Stockbrokers Limited is a member of the London Stock Exchange and is regulated by the Financial Services Authority.

Listing Details
The shares of Unilever PLC are listed on the London Stock Exchange and, as American Depositary Receipts, on the New York Stock Exchange.

Share Price Information
Information on the Unilever PLC share price is available on Channel 4 Teletext (page 531) and BBC1 Ceefax (page 232); for the up-to-the-second price call the Financial Times Cityline on 0906 843 4347 (calls charged at 60p per minute).

The share price is also available through the Unilever website at www.unilever.com.

United Kingdom Capital Gains Tax
The market value of PLC 1.4p ordinary shares at 31 March 1982 would have been 34.58p per share.

Since 1982, PLC ordinary shares have been sub-divided on two occasions and consolidated once. Firstly, with effect on 26 June 1987, the 25p shares were split into five shares of 5p each. Secondly, with effect on 13 October 1997, the 5p shares were split into four shares of 1.25p each. Lastly, with effect on 10 May 1999, the shares were consolidated by replacing every 112 shares of 1.25p each with 100 shares of 1.4p each.

Unilever Website and Publications
Shareholders are encouraged to visit Unilever’s website www.unilever.com which is the key source of information and publications concerning the Group. Quarterly results announcements and presentations, news and other financial data, the environmental report and social review, as well as shareholder information, are included.

Unilever’s Accounts, the Unilever Annual Review and the detailed Unilever Annual Report & Accounts and Form 20-F, can be accessed directly through www.unilever.com/investorcentre/financialreports. Alternatively, copies can be obtained without charge from Unilever’s Corporate Relations Department at Unilever House, e-mail corporate.relations-london@unilever.com or telephone 020 7822 5252.

GO ONLINE!

At the click of a mouse button you can…

>	Check your Unilever shareholding
>	Receive an e-mail telling you about the publication of the Unilever Annual Review, Annual Report & Accounts and Form 20-F and Notice of Annual General Meeting on the Unilever website, instead of getting these documents through the post
>	Send your AGM proxy voting instructions electronically
>	Access information about your dividends
>	Value your portfolio by reference to a recent market price
>	Save your Company printing and postage costs and help it to conserve environmental resources
…register with Shareview!

Shareview is an electronic shareholder communications service which has been developed for your use by Lloyds TSB Registrars, who maintain Unilever PLC’s share register. Many of our shareholders have already registered with Shareview.

Registering with Shareview is easy, secure and free. Just go to www.shareview.co.uk click on “Create a portfolio” and follow the on-screen registration process, using the 8-digit account number quoted on the enclosed Proxy Form.

Note: Even if you have not yet registered with Shareview, you can still send your proxy voting instructions electronically for the 2002 AGM. See the reverse of your Proxy Form for details.

See overleaf for further details of Shareview and the terms and conditions on which it is provided.

FINANCIAL CALENDAR

Announcements of results

First quarter	26 April 2002	Third quarter	30 October 2002
First half year	31 July 2002	Final for year (provisional)	13 February 2003

Dividend payment timetable

Final for 2001 of 9.89p		Interim for 2002
Proposal announced	14 February 2002	Announced	30 October 2002
Declaration	8 May 2002	Ex-dividend date	6 November 2002
Ex-dividend date	15 May 2002	Record date	8 November 2002
Record date	17 May 2002	Payment date	2 December 2002
Payment date	10 June 2002

Information, terms and conditions relating to the Go Online! electronic facility as offered to Unilever PLC shareholders through Lloyds TSB Registrars’ Shareview website.
1	Unilever publishes all its regular statutory shareholder communications on its website, www.unilever.com. By registering with Shareview, you can choose to stop receiving these through the post, and access them online instead.

2	If you elect to receive electronic communications, we will send you notification by e-mail each time we post a statutory communication to shareholders and publish the same documents on the website. The e-mail notification will provide a link to the relevant part of the website, giving you easy access to the information which you can then read and/or print at your own convenience. However, if you would like a paper version of any document, you can obtain this from Unilever’s Corporate Relations Department (see inside for details).

3	This offer to receive shareholder documents electronically is being made to all shareholders. The facility to receive shareholder documents electronically does not discriminate between shareholders and, in particular, the same documents will be available to all shareholders whether in paper or electronic form.

4	Your election to receive shareholder communications electronically will remain in force until it is revoked by your notifying Lloyds TSB Registrars through the Shareview website, or alternatively by writing to them at The Causeway, Worthing, West Sussex BN99 6DA.

5	It is your responsibility to notify Lloyds TSB Registrars through the Shareview website of any change to your e-mail address.
6	Unilever’s obligation in respect of the electronic transmission of documents will be satisfied when the relevant document has been published on the Unilever website and the notification of availability relating to that document has been transmitted to the e-mail address provided by you. Unilever cannot be held responsible for any failure in transmission beyond its control.

7	If Lloyds TSB Registrars becomes aware that the electronic notification of availability of documents has not been transmitted successfully, a paper notification will be sent to you at your registered address.

8	Unilever takes all reasonable precautions to ensure that no computer viruses are present in any communication it transmits but shall not be responsible for any loss or damage arising from the opening or use of any e-mail or attachments sent by Unilever or on its behalf and recommends that shareholders subject all messages to virus checking procedures. Any electronic communication received by or on behalf of Unilever that is found to contain any computer virus will not be accepted.

9	If you are not resident in the United Kingdom it is your responsibility to ensure that you may validly receive shareholder documents electronically, either generally or in relation to a particular document, without Unilever or Lloyds TSB Registrars being required to comply with any governmental or regulatory formalities. Unilever may deny electronic access to documents relating to certain corporate actions in respect of those shareholders whom it believes are resident in jurisdictions where it is advised that to provide such access would or may be a breach of any legal or regulatory requirements.

10	In accessing the Shareview website, you should be aware that you will also be bound by Lloyds TSB Registrars’ terms and conditions contained on that site, including use of information as described in those terms and conditions.

11	Unilever reserves the right, irrespective of your election, to revert to sending paper documentation, by post, to shareholders whenever it considers it necessary or desirable to do so.
Unilever PLC PO Box 68, Unilever House Blackfriars, London EC4P 4BQ
T +44 (0)20 7822 5252
F +44 (0)20 7822 5951 www.unilever.com